

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 22, 2009

<u>**Via U.S. Mail and Fax (418-694-9120)**</u>
Mr. Robin Villeneuve
Chief Financial Officer
Virginia Mines Inc.
116 St. Pierre Street, Suite 200
City of Québec, Québec, Canada G1K 4A7

>   **Re: Virginia Mines Inc.**
>   **Form 40-F for the Fiscal Year Ended February 29, 2008**
>   **Filed May 29, 2008**
>   **Form 6-K for the Fiscal Quarter Ended November 30, 2008**
>   **Filed January 14, 2009**
>   **File No. 0-29880**

Dear Mr. Villeneuve:

        We have reviewed your response letter dated March 30, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended February 29, 2008

Exhibit 2, Audited Financial Statements

Note 16 United States generally accepted accounting principles (U.S. GAAP)

(a) Mining Properties, page 41

1. We have considered your response to the prior comment 4 from our letter dated February 27, 2009. For purposes of U.S. GAAP, mineral rights include exploration permits if the permits include an option for the entity to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits and are considered tangible assets. As such, they should be capitalized at acquisition. See EITF 04-2. Subsequent accounting for mineral rights will depend on the specific facts and circumstances, but will include evaluation for impairment and, possibly, amortization over useful lives. For purposes of impairment testing, cash flows should not be limited to proven and probable reserves. Rather, estimated cash flows should be expanded to include value beyond proven and probable reserves. See EITF 04-3.

Form 6-K for the Fiscal Quarter Ended November 30, 2008

Disclosure Controls and Procedures and Internal Control over Financial Reporting, page 12

2. We note your response to our prior comment 9 and reissue the comment; please amend your filing to address this comment.

3. We note your response to our prior comment 10 and reissue the comment; please amend your filing to address this comment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Suying Li at (202) 551-3335, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director